EXHIBIT 99.3

InflaRx N.V. Reports Second Quarter 2018 Financial & Operating Results

•	Received FDA clearance of IND for Phase II trial of IFX-1 in ANCA-associated vasculitis

•	Established U.S. research facility to continue advancing complement-based research

•	Completion of follow-on offering raising $62.9 million in primary proceeds

•	Cash position approximately €156.1 million (US$182.2 million) as of June 30, 2018

Jena, Germany, 9 August 2018 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company developing innovative therapeutics to treat life-threatening inflammatory diseases by targeting the complement system, a key component of the innate immune system, reported financial and operating results for the second quarter ended June 30, 2018.

“In the second quarter of 2018 we received FDA clearance of our IND application for a Phase II clinical trial with our lead product, IFX-1, in ANCA-associated vasculitis and expanded our presence in the United States with the opening of a new research facility in Ann Arbor, Michigan, where InflaRx’s founders began their pioneering research on anti-C5a technology,” said Arnd Christ, Chief Financial Officer of InflaRx. “InflaRx is delivering on its operating plan and these achievements, in addition to the successful follow-on financing completed in May 2018, will allow the Company to continue advancing its proprietary complement-based therapies through clinical development, and evaluate their potential to bring clinical benefit to patients in additional indications.”

Q2 2018 Corporate Highlights

•	On May 8th, InflaRx closed a primary and secondary offering of 3,450,000 common shares, consisting of 1,850,000 common shares offered by InflaRx and 1,600,000 common shares offered by the selling shareholders at price to the public of $34.00 per common share for total gross proceeds of $117.3 million (€98.8 million) ($62.9 million to InflaRx and $54.4 million to the selling shareholders), including the full exercise of the underwriters’ option to purchase additional shares.

•	On May 15th, InflaRx opened a research facility in Ann Arbor, Michigan to further develop and extend the Company’s unique complement system-based therapeutics. Operations will be overseen by Chief Scientific Officer, Prof. Renfeng Guo, M.D.

•	On June 28th, InflaRx received FDA clearance of an IND application from the FDA. This second open IND in 2018 allows InflaRx to start a phase II study to determine the safety and efficacy of IFX-1 in patients with ANCA-associated vasculitis (AAV), a life-threatening autoimmune disease.

H1/Q2 2018 Financial Highlights

The figures for the second quarter (Q2, three months ended June 30, 2018) and six months of 2018 (H1, six months ended June 30, 2018) and 2017 represent unaudited figures.

Cash and cash equivalents totalled €156.1 million as of June 30, 2018 compared to €123.3 million as of December 31, 2017. This increase was due to the completion of InflaRx’s follow-on offering in May 2018.

Net cash used in operating activities increased by €5.9 million to €11.1 million in the first half of 2018 compared to €5.2 million in the six months ended June 30, 2017, due to a loss for the first half of €12.8 million (H1 2017: €8.5 million).

Research and development expenses amounted to €5.0 million in Q2 2018, an increase by €1.9 million from €3.1 million in Q2 2017, primarily due to higher CMO and CRO expenses for manufacturing and clinical trials for IFX-1 as well as an increase in employee-related costs associated with non-cash share-based compensation.

General and administrative expenses increased by €2.4 million to €3.2 million in Q2 2018, compared to €0.7 in Q2 2017 primarily due to employee-related costs associated with non-cash share-based compensation (€1.4 million) and legal and consulting fees for being a publicly listed company (€0.5 million).

Finance result amounted to a net gain of €5.7 million in Q2 2018, compared to a net loss of €0.8 million in Q2 2017. The increase is mainly attributable to unrealized foreign exchange gains of the USD term deposits (€5.3 million). In the previous year period, a loss of €0.8 million was attributable to interest expenses in connection with preferred shares, which were converted into common shares at the IPO in Q4 2017.

Net loss for the second quarter of 2018 totalled €2.5 million or €0.1 per common share, compared to €4.7 million or €2.0 per common share for the second quarter of 2017.

Additional information regarding these results is included in the notes to the consolidated financial statements as of June 30, 2018.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of comprehensive loss for the three months ended June 30, 2018

	For the three months ended June 30, 2018		For the six months ended June 30, 2018
in € thousand	Q2 2017	Q2 2018	H1 2017	H1 2018

Other income and expenses (net)	2	44	30	117
Research and development expenses	(3,101)	(5.031)	(5,502)	(10,505)
General and administrative expenses	(731)	(3,161)	(1,346)	(6,158)
Loss before interest and income taxes	(3,831)	(8.148)	(6,817)	(16,545)
Finance income	0	5,742	0	6,007
Finance costs	(843)	(37)	(1,655)	(2,226)
Finance result	(842)	5,705	(1,655)	3,781
Loss for the period	(4,673)	(2,443)	(8,473)	(12,764)

Other comprehensive loss for the period	(2)	(17)	(1)	(16)

Total comprehensive loss	(4,675)	(2,460)	(8,473)	(12,780)

Loss per common share in € (basic/diluted)	(2.0)	(0.1)	(3.6)	(0.5)

InflaRx N.V. and subsidiaries

Condensed consolidated statements of financial position

in € thousand	December 31, 2017	June 30, 2018
		unaudited
ASSETS

Non-current assets
Intangible assets	41	47
Laboratory and office equipment	173	478
Other financial assets	20	39
Total non-current assets	233	565

Current assets
Other assets	697	944
Other financial assets	0	8,017
Cash and cash equivalents	123,282	156,069
Total current assets	123,979	165,030

Total assets	124,212	165,595

EQUITY AND LIABILITIES

Equity
Issued capital	2,858	3,080
Other reserves	167,864	222,753
Accumulated deficit	(51,293)	(64,056)
Total equity	119,429	161,776

Non-current liabilities
Deferred income	15	13
Provisions	2	54
Total non-current liabilities	17	67

Current liabilities
Trade payables	4,464	2,226
Other liabilities, provisions	302	1,526
Total current liabilities	4,766	3,752

Total equity and liabilities	124,212	165,595

InflaRx N.V. and subsidiaries

Unaudited Condensed consolidated statements of changes in equity

			Other reserves
in € thousand	Issued capital	Capital reserve	currency translation	share-based payments	Accumulated deficit	Own shares	Total equity

Balance as of January 1, 2017	31	0	9	1,675	(27,055)	(350)	(25,690)

Comprehensive loss
Loss for the period	0	0	0	0	(8,473)	0	(8,473)
Other comprehensive income / Exchange differences	0	0	(1)	0	0	0	(1)
Total comprehensive loss	0	0	(1)	0	(8,473)	0	(8,473)

Recognition of equity-settled share-based payments	0	0	0	1,489	0	0	1,489
Balance as of June 30, 2017	31	0	8	3,164	(35,527)	(350)	(32,674)

Balance as of January 1, 2018	2,858	161,639	0	6,225	(51,293)	0	119,429

Comprehensive loss
Loss for the period	0	0	0	0	(12,764)	0	(12,764)
Exchange differences	0	0	(16)	0	0	0	(16)
Total comprehensive loss	0	0	(16)	0	(12,764)	0	(12,780)

Recognition of equity-settled share-based payments	0	0	0	5,938	0	0	5,938

Issue of share capital
Issued shares	222	52,769	0	0	0	0	52,991
Transaction costs	0	(3,801)	0	0	0	0	(3,801)
Total issue of share capital	222	48,967	0	0	0	0	49,189

Balance as of June 30, 2018	3,080	210,606	(16)	12,163	(64,056)	0	161,776

InflaRx N.V. and subsidiaries

Unaudited Condensed consolidated statement of cash flows for the six months ended June 30, 2018

in € thousand	H1 2017	H1 2018

Cash flow from Operations
Loss before income taxes	(8,473)	(12,764)
Reconciliation from result before taxes to net cash flows
Depreciation/amortization of intangible assets, laboratory and office equipment	22	50
Share based payment expense	1,489	5,938
Finance Income	(0)	(6,007)
Finance costs	1,655	2,247
Other non-cash adjustments	(11)	(58)
Change in Provisions and Government Grants	1,821	1,494
Working capital adjustments
Change in trade payables and other liabilities	(927)	(2,458)
Change in other assets	(806)	(271)
Interest received	0	681
Cash flow from Operations	(5,230)	(11,148)

Cash flow from investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment	(38)	(361)
Cash outflow for the investment in non-current financial assets	(19)	(33)
Proceeds from the disposal of long-term financial assets	0	14
Purchase of quoted debt securities	0	(8,014)
Net cash flows used in investing activities	(57)	(8,396)

Financing activities
Proceeds from issuance of stock	0	52,991
Transaction cost from issuance of stock	0	(3,801)
Proceeds from issuance of preferred shares	1,500	0
Net cash flows from financing activities	1,500	49,189

Effect of exchange rate changes	0	3,142
Change in cash and cash equivalents	(3,787)	32,787

Net change in cash and cash equivalents	(3,787)	32,787
Cash and cash equivalents at beginning of period	29,117	123,282
Cash and cash equivalents at end of period	25,330	156,069

About InflaRx N.V.:

InflaRx (Nasdaq:IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and has offices in Jena and Munich, Germany as well as Ann Arbor, Michigan, USA. InflaRx is listed on the Nasdaq Global Select Market in the United States under the trading symbol “IFRX”. For further information please visit www.inflarx.com.

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has demonstrated control of the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is the first monoclonal anti-C5a antibody introduced into clinical development that has, to date, successfully completed three clinical Phase II studies. In total, more than 150 patients have so far been treated with IFX-1, which was well tolerated. IFX-1 is currently being developed for different inflammatory indications.

Contacts:

InflaRx N.V. Prof. Dr. Niels C. Riedemann Chief Executive Officer info[at]inflarx.de +49-3641-508180	Arnd Christ Chief Financial Officer info[at]inflarx.de +49-89-4141897800

Investor Relations LifeSci Advisors Hans Herklots hherklots[at]lifesciadvisors.com +41 79 598 7149

Media US LifeSci Public Relations Matt Middleman, M.D. matt[at]lifescipublicrelations.com +1 646 627 8384	Media Europe MC Services AG Katja Arnold katja.arnold[at]mc-services.eu +49 89 210 228 40

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.